Mail Stop 0510

April 8, 2005

By U.S. Mail and Facsimile

Mr. Wayne E. Larsen
Vice President Law/Finance & Secretary
Ladish Co., Inc.
5481 S. Packard Avenue
Cudahy, Wisconsin 53110

Re:	Ladish Co., Inc.
	Form 10-K for the year ended December 31, 2004
	Form 10-K/A for the year ended December 31, 2004
      File No. 000-23539


Dear Mr. Larsen:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning pensions, commitments and contingencies, and amendment no. 1 to Form 10-K and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management`s Discussion and Analysis

Critical Accounting Policies - Pensions, page 15

1. Please supplementally tell us what factors led you to use 9.25% as your assumption of the long-term rate of return on plan assets for your defined benefit pension plans.
Financial Statements

Note 10 - Commitments and Contingencies, page F-18

2. In your Item 3, Legal Proceedings, you indicate that "the Company has been named as a defendant in approximately sixty-eight (68) asbestos cases in Mississippi and two (2) asbestos cases in Illinois," of which 40 out of the 70 total cases have been dismissed.
Please tell us your reason for not mentioning your asbestos matters in the notes to the financial statements (refer to Staff Accounting
Bulletin 5:Y for guidance). In addition, please supplementally tell us the amounts claimed in the 30 remaining cases, how much you have accrued for these asbestos matters and whether it is reasonably possible that potential losses in excess of amounts accrued could have a material impact on your financial statements. If a specified dollar amount has not been specified in some or all of the remaining
30 cases, please clarify that point.

Also, please tell us whether any of the plaintiffs in the remaining
30 cases have provided or claimed evidence of injury related to asbestos exposure. If so, please provide us with information as to the dollar amount of damages claimed.

With respect to the cases which have previously been dismissed, please tell us whether the dismissals were related to settlements with the plaintiffs and, if so, the amounts of compensation provided to the plaintiffs.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2004

General

3. Please amend your Form 10-K/A to include Item 15, Exhibits and Financial Statement Schedules, in its entirety, as well as your
Section 302 certifications. An amendment should contain the complete text of the item being amended as required by Exchange Act Rule 12b-
15. Since the Exhibits and Financial Statement Schedules are filed under one item in your Form 10-K, a change in the text of the "Report of the Independent Registered Public Accounting Firm" requires the resubmission of the entire item. Additionally, the Section 302 certifications are required to be included in amendments to your Form
10-K as stated in Release No. 33-8124 - Certification of Disclosure in Companies` Quarterly and Annual Reports.

*	*	*
      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Dale Welcome, Staff Accountant, at (202) 942-2871,
Nathan Cheney, Assistant Chief Accountant, at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief
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Ladish Co., Inc.
April 8, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE